FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 6, 2019

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

For the quarter ended December 31, 2018

São Paulo, February 5,  2019 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended December 31, 2018 (“2Q19”). The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

2Q19 Conference Call February 6, 2019
Portuguese with simultaneous English translation 2:00 p.m. (Brasília) 11:00 a.m. (NY) Phone Brazil: +55 (11) 3127 4971 Phone U.S.: +1 929 378 3440 Password: BrasilAgro

Highlights

R$153.1 million
Adjusted EBITDA

R$360.3 million
Net Revenue

R$136.1 million
Net Income

Production of
1.8 million tons
of sugarcane in the 2018 calendar year

Conclusion of planting of the
18/19 grain and cotton crops
in 57,000 hectares
in Brazil and Paraguay

Sale of the Alto Taquari Farm:
R$8.0 million
103 arable hectares

PRICE	CONTACTS
AGRO3: R$16.27 LND: US$4.36	+ 55 (11) 3035 5374 ri@brasil-agro.com Gustavo Javier Lopez IRO Ana Paula Zerbinati Ribeiro Gama Elisa Cardoso Castelani Investor Relations

MESSAGE FROM MANAGEMENT

2019 started with a new optimistic economic political scenario, due to the expectation of structural reforms considered crucial for the country’s economic growth, such as tax and pension reforms.

Given this scenario, the capital market has been reacting positively: the Stock Exchange (B3) hit successive records, the Ibovespa reached 97,394 points at the end of January. BrasilAgro’s shares (AGRO3) also reached their historical high point, being traded at R$16.27 on February 5.

Prospects in the agribusiness sector are also positive, giving that most of the structural reforms mentioned above have an impact on our sector and should deliver higher legal certainty for new investments and projects.

Concerning Suply matters, although the implementation of cultures occurred within the ideal planting period, we encountered a summer (specially the months of December and January) with rainfall levels below the average in Brazil’s rural regions, which will cause reductions regarding the market estimated production of soybean and corn harvests.

We closed the first half of the 2018/2019 harvest year (“6M19”), ending in November (the 9th year of sugarcane supply), delivering 1.8 million tons, with a harvested area of 25,900 hectares, a yield of 68.18 tons/ha and net margin of R$1.363,20/ha – and conclusion of grain and cotton planting of 57,000 hectares in Brazil and Paraguay.

In January, we began harvesting grain in the Mato Grosso farms, with expected rainfall levels, which enabled good development of the crops, maintaining our production estimates in the region. In farms located in the Northeast region, we had low rainfall with short drought periods of 20 to 40 days, depending on the area – more details are provided in the grain section of this release. Also regarding our operational activities, we closed 6M19 with 21,900 head of cattle.

The volatility of exchange rates and commodity prices, as well as the impact of the new freight rate practiced in the sector are concerning points whose negative effects will be partially mitigated by our hedging strategies and, therefore, we maintain our good expectations to meet the annual budget.

In November 2018, 103 arable hectares of the Alto Taquari Farm were sold, in the amount of R$77.7 thousand/arable hectare, totaling R$8.0 million. Our operational and real estate results led us to a Net Income of R$136.1 million, Adjusted EBITDA of R$156.9 million and Net Revenue of R$360.3 million.

The BrasilAgro Day, an event that brought together more than 80 analysts and investors and was attended by the Company’s executive officers and the entire operations team, was another highlight of the period. At the event, held in December 2018, we reaffirmed our commitment to delivering good results for the 2018/2019 harvest year and were able to clarify investors’ main concerns.

We remain confident that our combined strategy (operational and real estate) will lead us to reach strong performance. Our mission still is to develop people so they can take on the challenges that may arise and continue to grow in a sustainable way, always committed to delivering better results.

OPERATING PERFORMANCE

Definitions: 2Q18 and 2Q19 – quarters ended on December 31, 2017 and 2018, respectively | 2017/2018 Harvest Year – fiscal year started on July 1, 2017 and ended on June 30, 2018 | 2018/2019 Harvest Year – fiscal year started on July 1, 2018 and ended on June 30, 2019.

Property Portfolio

On the date of this release, the Company’s property portfolio consisted of 240,082 hectares across six Brazilian states and Paraguay.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	Mar-07	Grains and Pasture	21,197	16,740
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,291	3,671
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,124
4	Chaparral Farm	Correntina / BA	Nov-07	Grains and Cotton	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II(1)	Ribeiro Gonçalves / PI	Nov-13	Grains	7,500	7,500
8	Morotí(2) (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,490	29,745
9	Partnership III(3)	Alto Taquari / MT	may/15	Sugarcane	5,743	5,743
10	Partnership IV(4)	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Pasture	17,566	10,137
12	Partnership IV(5)	São Félix do Araguaia / MT	aug/18	Grains	23,568	23,568
	Total				240,082	172,928
1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
2- New social denomination of the operation in Paraguay.
3- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
4- BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
5- BrasilAgro entered into na agricultural exploration partnership in the Parceria V Farm for up to 10 years.

With the incorporation of the Parceria V area in August 2018, the Company’s total leased production areas increased to 47%. We believe that this mix between own and leased area leads to greater flexibility in portfolio management, reducing the volatility of the operating cash flow.

Sale of Farms

Sale of Property	Alto Taquari Farm
Date of Sale	Nov/18
Location	Alto Taquari - MT
Area (hectares)	Total: 103 / Arable: 103
Acquisition Value	R$1.2 MM
Nominal Sales Value	1,100 bags/ha R$8.0 MM
IRR - R$	22.3%

On November 21, 2018, we announced the sale of 103 arable hectares of the Alto Taquari Farm, corresponding to the nominal value of R$8.0 million (1,100 bags of soybeans/arable hectares or ~ R$77,690/arable hectare). The buyer made an initial payment in the amount of R$1.5 million and the remaining balance will be paid in four years.

From an accounting perspective, this plot of the farm is valued in the Company’s books at R$1.2 million (acquisition cost + investments net of depreciation) therefore, the sale recorded an an expected Internal Rate of Return (IRR) in Reais of 22.3%.

The property, located in the municipality of Alto Taquari, state of Mato Grosso, was acquired in 2007 and had a total area of 5,394 hectares (3,774 arable hectares), remaining 5,291 hectares (3,671 arable hectares) in the portfolio after this sale.

Development of Areas

During the 2018/2019 harvest year, we intend to transform approximately 4,000 hectares in Bahia and Paraguay, totaling 127,500 hectares of transformed area in 11 years of operation. This represents an average growth of 29% in the portfolio transformation, which is the main valuation index of our properties.

Market Value of the Portfolio

We hired the independent consulting firm Deloitte Touche Tohmatsu to conduct a market valuation of our properties. According to their appraisal, as of June 30, 2018, the market value of the portfolio was R$1.31 billion.

We review the internal market value of our farms annually, and on June 30, 2018, when the appraisal was conducted, the market value of our portfolio was R$1.25 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptness and potential.

The table below shows the internal market valuation of the portfolio performed by independent consulting firm Deloitte Touche Tohmatsu on June 30, 2017 and 2018, considering the sales of part of the Jatobá Farm and part of the Alto Taquari Farm:

	LOCATION	2018 Area	Internally Appraise (R$ thousand)			Independent Valuation (R$ thousand)
			06/30/2017	Period Sales	06/30/2018¹	06/30/2017	06/30/2018¹
Jatobá Farm	Bahia	21,197	321,802	177,900	215,127	360,758	220,050
Alto Taquari Farm	Mato Grosso	5,291	150,940	8,000	150,726	119,706	117,910
Araucária Farm	Goiás	5,534	166,352		137,796	172,327	135,170
Chaparral Farm	Bahia	37,182	291,751		312,256	352,391	397,500
Nova Buriti Farm	Minas Gerais	24,212	30,282		32,145	23,407	23,180
Preferência Farm	Bahia	17,799	54,680		58,171	64,392	61,510
São José Farm	Maranhão	17,566	148,255		156,798	156,981	168,260
Morotí² (Paraguay)	Chaco Paraguay	59,490	143,074		188,946	143,039	190,954
Total		188,271	1,307,136	185,900	1,251,965	1,393,001	1,314,534
¹ Numbers after the sales of Jatobá and Alto Taquari Farms, accounted this semester
² New social denomination of the operation in Paraguay, former Palmeiras

Agricultural Operations

The table below shows the breakdown of the area to be cultivated by farm in the 2018/2019 Harvest:

Planted Area by Farm - Crop 18/19 (ha)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn - 2nd Crop	Pasture	Cotton	Other	Total
Alto Taquari Farm	3,346	130							3,476
Araucária Farm	2,704	677							3,381
Partnership III Farm	4,194	1,324	980						6,498
São José Farm and Partnership IV Farm	16,266	4,018	5,585						25,869
Jatobá Farm			2,586			4,315		8,313	15,214
Chaparral Farm			7,524	1,391		4,253	1,580	4,924	19,672
Preferência Farm						6,344		127	6,471
Partnership II Farm			6,690	799					7,489
Partnership V Farm			23,104		10,540				33,644
Morotí¹ (Paraguay)			5,429	1,319		2,859		3,388	12,995
Total	26,510	6,149	51,898	3,509	10,540	17,771	1,580	16,752	134,709
¹ New social denomination of the operation in Paraguay, former Palmeiras.

Planted area by crop (ha)	Crop 17/18	Crop 18/19	Harvest Participation 18/19 (%)	Change (%)
Grains	35,207	65,947	49.0%	87.3%
Soybean	31,853	51,898	38.5%	62.9%
Corn and Corn 2nd Crop	3,354	14,049	10.4%	318.9%
Sugarcane	31,580	32,659	24.2%	3.4%
Pasture	19,787	17,771	13.2%	-10.2%
Cotton	-	1,580	1.2%	n.a.
Other	16,280	16,752	12.4%	2.9%
Total	102,854	134,709	100.0%	31.0%

Planted area by Land Ownership (ha)	Crop 17/18	Crop 18/19	Harvest Participation 18/19 (%)	Change (%)
Ownn Area	74,706	71,209	52.9%	-4.7%
Operated by BrasilAgro	65,185	57,089	42.4%	-12.4%
Leased to third parties	9,521	14,120	10.5%	48.3%
Leased area	28,148	63,500	47.1%	125.6%
Total	102,854	134,709	100.0%	31.0%

GRAIN AND COTTON

We concluded the planting of grain crop, within the recommended time frame, and the planting of 1,580 hectares of cotton crop at the Chaparral Farm, meeting the planting estimates for the period.

December and January were impacted by very irregular rainfall, mainly in the MAPITOBA region, where we had short drought periods of 20 to 40 days, which, for the most part, affected a large part of the crops in the growing phase, leading to the decrease in plant population. The earliest soybean cultivars, which were already in the reproductive period, were the most affected. Due to this irregular rainfall and the period they occurred, we estimate reductions in yield potential, which will be confirmed until we start the harvesting, after the conclusion of the rainfall. The Company’s estimated total tons, despite the above, should remain at the same levels, since other regions, such as Mato Grosso, have higher yields than expected.

Corn crops were affected in their reproductive period due to short drought periods – in December and January – as explained above, increasing productivity impacts and, at this moment, we estimate reductions of approximately 16% compared to previously expected. It is important to mention that planting of the 2nd corn crop in the Mato Grosso region has already begun.

Productivity per culture (tons)	Crop 17/18 Realized	Crop 18/19 Estimated	Change (%)
Soybean	111,123	0	40.7%
Corn	21,220	0	4.3%
Corn - 2nd Crop	1,986	n.a.	n.a.
Cotton	-	n.a.	n.a.
Total	134,329	1	91.0%

SUGARCANE

The following table shows the sugarcane results appropriated in the sugarcane harvest year (April to November) and considering the Company’s fiscal year:

Crop Year Result - Sugarcane	Crop 2018 Estimated (01/apr to 30/nov) (A)	Crop 2018 Realized (01/apr to 30/nov) (B)	Crop 2019 Estimated (01/apr to 30/nov) (C)	Change B/A (%)	Change C/A (%)
Tons harvested	1,845,578	1,763,193	2,164,999	-4.5%	17.3%
Hectares harvested	26,344	25,861	26,510	-1.8%	0.6%
TCH - Harvest tons per hectares	70.06	68.18	81.67	-2.7%	16.6%

Accounting Year Result - Sugarcane			6M18 (01/jul to 31/dec)	6M19 (01/jul to 31/dec)	Change(%)
Tons harvested			1,378,554	1,329,019	-3.6%
Hectares harvested			20,431	20,840	2.0%
TCH - Harvest tons per hectares			67.47	63.77	-5.5%

In November, we concluded the sugarcane harvest at the Alto Taquari, the Araucária, the Parceria III and the Parceria IV Farms, delivering 1.8 million tons, 4.5% lower than initially estimated, because of two reasons: approximately 500 hectares of the Alto Taquari Farm will be harvested in 2019 (cane that was available but will be processed in next year’s harvest) and wildfires caused by the dry winter in 2018. These wildfires led to the anticipation of the harvest of some areas, which were not yet within the ideal time frame, reducing the TCH (harvest tons per hectares) of such areas. On the other hand, the severe winter caused the materials to accumulate more sugar, which increased TRS (total recoverable sugar) and attenuated the negative impact on our results.

For the next harvest we also expect a reduction on the estimated yeld, due to the lower rainfall at São José Farm and Alto Taquari Farm in December and January compared to previous records. In addition, the wildfires affected some areas of ratoons of sugarcane (700 hectares in the Alto Taquari Farm and 1,800 hectares in the São José Farm). We took corrective measures in order to intensify the nitrogen fertilization of the affected areas to mitigate the effect of fire in the ratoons, but, nevertheless, we should expect productive impacts.

CATTLE RAISING

We have 21,900 head of cattle in the Preferência and the Jatobá Farms and in Paraguay, distributed in 10,492 hectares of already active pasture in Brazil and 2,859 hectares of already active pasture in Paraguay.

It is worth noting that the weight gain per day of 0.42 kg corresponds to the first six months of the 18/19 crop and that the first four months of each period have a historically lower weight gain, due to rainfall levels and the availability of pastures.

Cattle Raising	Crop 17/18 Realized (A)	Crop 18/19 Estimated (B)	Crop 18/19 Realized (up to dec/31) (C)	Change C/A (%)	Change C/B (%)
Hectares	15,114	13,518	13,351	-11.7%	-1.2%
Number of heads	20,993	22,461	21,900	4.3%	-2.5%
Meat production (kg)	2,398,894	2,956,043	1,153,451	-51.9%	-61.0%
Weight Gain per Day	0.42	0.51	0.42	0.7%	-17.6%
Weight Gain per hectare	158.72	218.67	86.39	-45.6%	-60.5%

In addition to the 13,518 hectares estimated for active pasture during the 2018/2019 harvest, the Company has 4,253 hectares of pasture at the Chaparral Farm, which are part of the area opening strategy, because the grasses increase the organic material level in the soil and reduce impacts that could cause lower productivity in new areas.

As previously explained, cattle raising is a transitory activity for the Company, aimed at the transformation of the area. Due to the sale of the Jatobá Farm’s agricultural areas, some areas that are occupied by pastures will be used for grain cultivation in the next harvest, which can have an impact of up to 10% in the estimated meat production.

OTHERS

In order to improve the Company’s results, mitigate operating risks and as a real estate strategy, we leased 14,120 hectares to third parties in the state of Bahia, in the Midwest region and in Paraguay. The areas were leased to local farmers and the contracts have a term of up to five harvests.

In addition, we have 2,532 hectares of grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards.

Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

EBITDA (R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Net Income	-513	11,503	n.a.	136,124	31,637	330.3%
Interest	14,563	1,367	965.3%	(4,126)	(7,485)	-44.9%
Taxes	10,813	5,454	98.3%	24,130	16,676	44.7%
Depreciations and amortizations	8,137	9,880	-17.6%	19,761	17,973	9.9%
EBITDA	33,000	28,204	17.0%	175,889	58,801	199.1%

Adjusted EBITDA (R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Net Income	-513	11,503	n.a.	136,124	31,637	330.3%
Interest	14,563	1,367	965.3%	(4,126)	(7,485)	-44.9%
Taxes	10,813	5,454	98.3%	24,130	16,676	44.7%
Adjusted Depreciations and Amortizations (1)	8,137	9,880	-17.6%	19,761	17,973	9.9%
Equity pick-up	-17	656	n.a.	30	1,397	-97.9%
Other operating income/expenses, net (2)	19	(491)	n.a.	(19)	(39)	-51.3%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	-18,413	946	n.a.	(28,715)	3,008	n.a.
Derivatives Results	8,011	996	704.3%	5,878	-1,639	n.a.
Adjusted EBITDA	22,600	30,311	-25.4%	153,063	61,528	148.8%
(1) Adjusted Depreciation includes depreciation of harvested grains and sugarcane.
(2) Includes Cresca's EBITDA

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Total	75,547	47,837	57.9%	317,218	131,584	141.1%
Farms Sale	6,870	-	n.a.	130,205	-	n.a.
Soybean	13,119	452	n.a.	52,899	6,595	n.a.
Corn	4,960	5,645	-12.1%	6,843	8,399	-18.5%
Sugarcane	40,999	38,654	6.1%	115,113	112,182	2.6%
Cattle Raising	6,357	2,148	195.9%	8,312	2,528	228.8%
Leasing	3,104	1,084	186.3%	3,686	1,923	91.7%
Others	138	-146	n.a.	160	(43)	n.a.

In 6M19, the recorded net revenue from sales was R$317.2 million, 141.1% higher than the same period of the previous year. This is mainly due to the revenue of R$123.3 million (present value) from the sale of the Jatobá Farm in 1Q19 and R$6.9 million (present value) from the sale of the Alto Taquari Farm in 2Q19.

SALE OF FARMS

In 6M19, the Company recorded the sale of another plot of the Jatobá Farm, an agricultural property located in the municipality of Jaborandi, Bahia, and the sale of a plot of the Alto Taquari Farm, an agricultural property located in the municipality of Alto Taquari, Mato Grosso. A total of 9,784 hectares (7,485 arable hectares) were sold in the first operation, corresponding to the nominal value of R$173.8 million (~R$23,767/arable hectare), and a total of 103 arable hectares were sold in the second operation, corresponding to the nominal value of R$7.9 million (~R$77,690/arable hectare). There was no accounting of revenue from sales of properties in the same period of the previous year.

The table below shows the revenue from the sale of property in 6M19:

6M19 Farm Sales R$ (thousand)	ALTO TAQUARI	JATOBÁ	TOTAL
Nominal Value of Sale	7,865	173,771	181,636
Present Value Adjustment	(995)	(50,436)	(51,431)
Revenue from Farms Sale	6,870	123,335	130,205
Sales Taxes	(251)	(4,502)	(4,753)
Selling Costs	(1,152)	(18,039)	(19,191)
Farm Sale Gain	5,467	100,794	106,261

The variation in the R$8 million disclosed through Material Fact and the R$7.9 million recorded in the sale of the Alto Taquari Farm reflects the possibility of change in price due to differences between the estimated arable hectares and the arable hectares verified in the final measurement. This is possibility is remote, and is considered as a variable consideration component, as defined in paragraphs 50 and 51 of IFRS 15. Therefore, in order to represent the risk of revenue reversal, the Company does not recognize the percentage of 2.3% of the previously disclosed value until the final measurement of the negotiated area.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Total	68,677	47,837	43.6%	187,013	131,584	42.1%
Soybean	13,119	452	n.a.	52,899	6,595	n.a.
Corn	4,960	5,645	-12.1%	6,843	8,399	-18.5%
Sugarcane	40,999	38,654	6.1%	115,113	112,182	2.6%
Cattle Raising	6,357	2,148	195.9%	8,312	2,528	228.8%
Leasing	3,104	1,084	186.3%	3,686	1,923	91.7%
Others	138	(146)	n.a.	160	(43)	n.a.

Quantity sold (tons)	2Q19	2Q18	Change	6M19	6M18	Change
Total	407,675	349,785	16.6%	1,292,726	1,254,484	3.0%
Soybean	13,716	188	n.a.	45,912	7,018	n.a.
Corn	10,993	13,712	-19.8%	14,838	22,172	-33.1%
Sugarcane	381,787	335,495	13.8%	1,230,381	1,224,751	0.5%
Cattle Raising	1,166	336	247.0%	1,582	489	223.5%
Others	13	54	-75.9%	13	54	-75.9%

Net revenue from grains (soybean and corn) in 6M19 increased R$44.7 million compared to the same period last year, from R$15 million, from the sale of 29,200 tons, to R$59.7 million, from the sale of 60,700 tons.

Soybean revenue increased by R$46.3 million in 6M19 compared to the same period last year, from R$6.6 million, from the sale of 7,000 tons at R$939.73 per ton, to R$52.9 million, from the sale of 45,900 tons at R$1,152.18 per ton. The increase in sales of soybeans in 6M19 compared to 6M18 reflects the higher volume stored in the period.

Corn revenue in 6M19 decreased by R$1.6 million compared to the same period of the previous year, from R$8.4 million from the sale of 22,200 tons at R$378.81 per ton, to R$6.8 million, from the sale of 14,800 tons at R$461.18 per ton.

Sugarcane revenue in 6M19 increased by R$2.9 million compared to the same period of the previous year, from R$112.2 million from the sale of 1.22 million tons at R$91.60 per ton, to R$115.1 million from the sale of 1.23 million tons at R$93.56 per ton of sugarcane. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar), which went from 0.596 R$/kg in 6M18 to 0.647 R$/kg in 6M19. The analysis of the sugarcane harvest year results, closed in December is detailed on the gains and losses of agricultural products and biological assets section, further on this document.

Cattle-raising revenue in 6M19 increased by R$5.8 million compared to the same period of the previous year, from R$2.5 million from the sale of 1,191 head of cattle at R$4.57 per kilo, to R$8.3 million, which refers to the sale of 4,186 cattle to R$5.31 per kilo.

Leasing revenue reached R$3.7 million in 6M19 and refers to third-party leases of Farms. These lease contracts have a duration of up to 5 years with value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

In 6M18, other revenues reached the amount of R$43 thousand, and in 6M19, other revenues totaled R$160 thousand. These amounts refer to the provision of storage services and sale of inputs and by-products.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean 18/19	Corn (crop) 17/18	Sugarcane	Cattle Raising	Others	Gain / Loss 12/31/18
Gain and losses in agricultural products	-	376	14,718	(413)	-	14,681
Gain and losses in biological assets	19,680	50	8,387	-	598	28,715
Change in fair value of biological assets and agricultural products	19,680	426	23,105	(413)	598	43,396

Gains or losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Agricultural Products	Corn (crop) 17/18	Sugarcane	Cattle Raising	Gain / Loss 12/31/18
Area (hectares)	350	20,938	13,728	35,016
Production (Tons or Meat Kgs)	1,992	1,329,019	1,153,451	2,484,462
Yield (Ton./ha) (Kg/Head)	5.69	63.47	52.67	70.95
Livestock - head of cattle	-	-	21,900	21,900
Production fair value (R$ thousand)	451	122,461	5,977	128,889
Production Cost (R$ thousand)	(75)	(107,743)	(6,390)	(114,208)
Gain and losses in agricultural products (R$ thousand)	376	14,718	(413)	14,681

The gain in the amount of R$ 376,000 of Corn (crop) corresponds to 350 hectares harvested in June 2018.

The gain in the amount of R$14,718 of sugarcane corresponds to 20,938 hectares (81% of the total amount of 25,900 hectares registered in the 2018 harvest) harvested this semester, with a production of 1,329 tons (75% of the total amount of 1,760 tons registered in the 2018 harvest).

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products and biological assets:

Period ended June 30, 2018	17/18	18/19	Total
Net Revenue	111,888	26,332	138,220
Cost of sales	(97,778)	(36,250)	(134,028)
Gain (loss) of agricultural products	8,276	10,946	19,222
Total	22,386	1,028	23,414
Produced Tons	1,378,554	434,174	1,812,728

Six months period ended December 30, 2018	17/18	18/19	Total
Net Revenue		115,113	115,113
Cost of sales		(95,604)	(95,604)
Gain (loss) of agricultural products		14,718	14,718
Total		34,227	34,227
Produced Tons		1,329,019	1,329,019

Sugarcane Harvests	2017	2018	Change
Net Revenue	135,254	141,445	4.6%
Cost of sales	(128,573)	(131,854)	2.6%
Gain (loss) of agricultural products	48,127	25,664	-46.7%
Total	49,973	35,255	-29.5%
Produced Tons	1,858,754	1,763,193	-5.1%

The harvest period closed on December 31, 2018 recorded a reduction of 5.1% in production compared to the same period last year because of rainfall levels. Nevertheless, the net revenue increased 4.6% reflecting the price increase in the Consecana (from 0.543 R$/Kg in 2017 to 0.575 R$/Kg in 2018, an increase of 5.8%) and also the increase in TRS, from 139.4/ton in 2017 to 142.4/ton in 2018.

The loss in Cattle Raising corresponded to R$ 413,000, with a production of 1,153.5 thousand meat kilos, a 62,2% increased compared to the same period last year. It is important to mention that Cattle Raising is an activity we develop with the intend of adding value to the land.

Cattle Raising	6M18	6M19	Change
Net Revenue	2,528	8,312	228.8%
Cost of sales	(2,629)	(8,310)	216.1%
Gain (loss) of agricultural products	(903)	(413)	-54.3%
Total	(1,004)	(411)	-59.1%
Produced Kgs	711,178	1,153,451	62.2%

Gains or losses of biological assets

Biological Assets in Formation	Soybean 18/19	Sugarcane	Others	Gain / Loss 12/31/18
Area (hectares)	24,058	26,510	-	50,568
Production (Tons)	80,094	1,956,467	-	2,036,561
Biological Assets in Formation (R$ thousand)	19,680	8,387	648	28,715

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Currently, of the 51.9 thousand hectares cultivated with soybean in the 2018/2019 harvest, we accounted for the fair value for soybean from 24.1 thousand hectares of the Parceria V Farm, since the crops are in an advanced stage (from R6). We have not accounted for the fair value for soybean from the remaining hectares yet, since the crops are in an early stage (vegetative/R1).

Fair value variation is impacted by variations between fair value and cost, as well as by fair value variations between the periods.

The biological assets corresponding to sugarcane represent the total area to be harvested from April 1st to November 30 2019.

IMPAIRMENT (REVERSAL OF PROVISIONS OF THE RECOVERABLE AMOUNT OF AGRICULTURAL PRODUCTS, NET)

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On December 31, 2018, the recognized amount corresponded to a loss of R$287 thousand.

COST OF PRODUCTION

Crop 17/18 (%)	Soybean	Corn	Sugarcane	Livestock
Variable costs	59%	57%	61%	27%
Seeds	8%	14%	0%	0%
Fertilizers	12%	16%	8%	0%
Defensive	18%	10%	7%	0%
Agricultural services	17%	13%	37%	0%
Fuels and Lubricants	3%	3%	8%	0%
Maintence of machines and instruments	0%	0%	0%	5%
Animal Feed	0%	0%	0%	13%
Others	1%	0%	0%	9%
Fixed costs	41%	43%	39%	73%
Labor	11%	9%	6%	36%
Depreciation and amortization	28%	31%	9%	21%
Leasing	0%	0%	15%	0%
Others	2%	3%	10%	16%

(R$ / ha)	Crop 17/18 Realized	Crop 18/19 Estimated	Change %
Soybean(1)	2,438	2,712	11.2%
Corn(1)	2,432	2,791	14.8%
Corn 2nd Crop	-	1,566	n.a.
Cotton	-	8,307	n.a.
Sugarcane	4,212	5,833	38.5%
(1) includes area opening amortization

The estimated cost of production per hectare of sugarcane in the 2019 harvest was 38.5% higher compared to the cost incurred, as handling and irrigation costs of the São José Farm started to be accounted for by the Company in the 2018 harvest, which did not exist in the previous harvest, as well as the increase in CCT – Cutting, Loading, and Transportation costs, related to higher diesel fuel price.

COST OF GOODS SOLD

(R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Cost of goods sold	(52,507)	(21,981)	138.9%	(131,379)	(77,066)	70.5%
Soybean	(8,587)	212	n.a.	(30,474)	(6,165)	394.3%
Corn	(4,638)	(7,009)	-33.8%	(6,270)	(10,495)	-40.3%
Sugarcane	(32,135)	(13,205)	143.4%	(85,366)	(57,921)	47.4%
Cattle Raising	(6,221)	(2,218)	180.5%	(8,310)	(2,629)	216.1%
Leasing	(755)	-	n.a.	(755)	-	n.a.
Others	(171)	239	n.a.	(204)	144	n.a.

(R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Ativos Biológicos Apropriados ao Custo	(2,140)	(25,459)	-91.6%	(28,337)	(37,183)	-23.8%
Soybean	(5,943)	(208)	2757.2%	(18,533)	188	n.a.
Corn	484	1,603	-69.8%	428	2,169	-80.3%
Sugarcane	3,319	(26,859)	n.a.	(10,238)	(39,575)	-74.1%
Others	-	5	-100.0%	6	35	-82.9%

(R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Total of cost of goods sold	(54,647)	(47,440)	15.2%	(159,716)	(114,249)	39.8%
Soybean	(14,530)	4	n.a.	(49,007)	(5,977)	719.9%
Corn	(4,154)	(5,406)	-23.2%	(5,842)	(8,326)	-29.8%
Sugarcane	(28,816)	(40,064)	-28.1%	(95,604)	(97,496)	-1.9%
Cattle Raising	(6,221)	(2,218)	180.5%	(8,310)	(2,629)	216.1%
Leasing	(755)	-	n.a.	(755)	-	n.a.
Others	(171)	244	n.a.	(198)	179	n.a.

Cost of goods sold (COGS) came to R$131.4 million in 6M19. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

Soybean COGS increased by R$24.3 million in 6M19 compared to the previous year, from R$6.2 million, from the sale of 7,000 tons at R$878.46 per ton, to R$30.5 million, from the sale of 45,900 tons at R$663,75 per ton. The reduction in cost per ton was due to the increase in volume produced.

Corn COGS decreased by R$4.2 million in 6M19 versus the previous year, from R$10.5 million, from the sale of 22,200 tons at R$473.34 per ton, to R$6.3 million, from the sale of 14,800 tons at R$422.56 per ton. The reduction in cost per ton was due to the increase in volume produced.

Sugarcane COGS increased by R$27.4 million in 6M19 versus the previous year, from R$57.9 million, from the sale of 1.22 million tons at R$47.29 per ton, to R$85.4 million, from the sale of 1.23 million tons at R$69.38 per ton of sugarcane. The increase in cost per ton is mainly due to expenses with crop handling and irrigation in the São José Farm as of this harvest.

Cattle-raising COGS increased R$5.7 million in 6M19 compared to the previous year, from R$2.6 million from the sale cost of 1,191 head of cattle at R$2.1 thousand per head, to R$8.3 million from the sale cost of 4,186 head of cattle at R$2.0 thousand per head.

Other COGS in the amount of R$185,000 in 6M19 mainly refers to the raw material inventory adjustment. In 6M18, other COGS in the amount of R$179,000 refers to the sale of waste.

SELLING EXPENSES

(R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Selling expenses	(1,733)	(1,352)	28.2%	(2,908)	(2,090)	39.1%
Freight	(299)	(66)	353.0%	(580)	(203)	185.7%
Storage and Processing	(304)	(816)	-62.7%	(750)	(1,443)	-48.0%
Others	(1,095)	(452)	142.3%	(1,543)	(426)	262.2%

In 6M19, we recorded R$2.9 million in selling expenses, 39.1% higher compared to 6M18, mainly due to the increase in the volume of cargo transported – 32 thousand tons of grain – and the provision for doubtful accounts (PDD), as shown in the other selling expenses line.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
General and administrative expenses	(6,768)	(7,165)	-5.5%	(17,084)	(14,789)	15.5%
Depreciations and amortizations	104	(163)	n.a.	(276)	(336)	-17.9%
Personnel expenses	(4,526)	(4,434)	2.1%	(11,498)	(9,275)	24.0%
Expenses with services providers	(899)	(987)	-8.9%	(2,026)	(2,275)	-10.9%
Leases and Rents	(242)	(190)	27.4%	(418)	(296)	41.2%
Taxes	(101)	(221)	-54.3%	(1,062)	(1,165)	-8.8%
Travel expenses	(242)	(203)	19.2%	(393)	(351)	12.0%
Software expenses	(258)	(159)	62.3%	(409)	(279)	46.6%
Other expenses	(604)	(808)	-25.2%	(1,002)	(812)	23.4%

In 6M19, general and administrative expenses increased by 15.5% compared to the same period of the previous year, from R$14.8 million to R$17.1 million.

The 24% increase in Personnel Expenses is due to the provision for the Long-Term Incentive Plan and the payment of bonuses.

The 41.2% increase in leases and rents in general is due to the grace period agreed in the renegotiation of lease contracts, which ended last harvest.

Other expenses include costs regarding telephony services, building maintenance, registry, insurances, shares listing and others.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Other operating income/expenses	(217)	(723)	-70.0%	(517)	(1,244)	-58.4%
Gain/Loss on sale of fixed assets	99	(124)	n.a.	(31)	(159)	-80.5%
Provisions for lawsuits	173	209	-17.2%	204	(111)	n.a.
Others	(489)	(808)	-39.5%	(690)	(974)	-29.2%

The reduction in other operating expenses (income) is a result of the decrease in the provision for legal claims, that is, cases that were closed in favorable decisions for the Company in 6M19.

FINANCIAL RESULT

(R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Total	(14,563)	(1,367)	n.a.	4,126	7,485	-44.9%
Interest (i)	(4,490)	(1,983)	126.4%	(9,220)	6,120	-250.7%
Monetary variation (ii)	-	133	n.a.	-	160	n.a.
Exchange vartiation (iii)	1,139	1,644	-30.7%	208	64	225.0%
Unwind of present value adjustment (iv)	(22,011)	(2,080)	n.a.	1,958	(1,409)	n.a.
Results with derivatives (v)	9,715	754	n.a.	8,494	2,279	272.7%
Other financial income / expenses (vi)	1,084	165	n.a.	2,686	271	891.1%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and also Cresca’s receivables in 6M18; (iv) the present value of Araucária, Alto Taquari and Jatobá Farms’ sales receivables, fixed in soybean bags, and the leasing of sugarcane areas; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

In 6M18 we recognized R$9.3 million of financial revenue obtained from the Nova Buriti Farm renegotiation, which resulted in a revenue of R$ 6.1 million in Interest on the period. Differently we have recorded a R$9.2 million expense in 6M19.

The realization of the present value of assets and liabilities in 6M19, in the amount of R$2 million, shows the small variation in the amount to be received due to the sales of the Araucária, the Jatobá and the Alto Taquari Farms, denominated in soybean bags. In the 2Q19 the same account corresponded to an expense of R$22 million, explained mainly by changes in the port premium (basis) and the exchange rate.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 6M19, the result of derivative transactions was R$8.5 million, of which R$5.6 million are related to currency operations and R$2.9 million are related to operations with commodities. In 6M18, derivative operations totaled R$2.3 million, of which R$45 thousand are related to currency operations and R$2.2 million are in operations with commodities.

The rise in other financial income / expenses is due to the increase in the Company’s cash position, from an average cash flow of R$52.1 million in 6M18 to R$112.8 million in 6M19.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

•        Estimated gross margin based on the current price environment.

•        Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•        Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•        Comparison between current estimates and the Company’s budget.

•        Comparison of the estimated gross margin and the historical average.

•        Market expectations and trends.

•        Tax aspects.

HEDGE POSITION ON FEBRUARY 1, 2019

Crop	Soybean			FX
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD
18/19	105.000 tons	73.4%	9.32	USD 30,108	61.3%	4.05
(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Balance Sheet

NET ASSET VALUE – NAV

(R$ mil)	12/31/2017
	Book	NAV
BrasilAgro's Equity	882,814	882,814
Properties appraisal		1,251,965
(-) Balance Sheet - Land Value		(552,699)
NAV - Net Asset Value	882,814	1,582,080
Shares	56,889	56,889
NAV per share	15.52	27.81

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents / Marketable Securities	12/31/2018	06/30/2018	Change
Cash and Cash equivalents	66,244	104,314	-36.5%
Cash and Banks	29,612	23,101	28.2%
Repurchase agreements	634	15,242	-95.8%
Bank deposit certificates	10,177	33,137	-69.3%
Finance Lease bills	25,821	32,834	-21.4%
Marketable securities	10,036	11,215	-10.5%
Bank deposit certificates	1,159	1,129	2.7%
Treasury financial bills	8,877	10,086	-12.0%
Restricted Marketable securities	18,526	18,226	1.6%
Bank deposit certificates	9,651	9,588	0.7%
Banco do Nordeste (loan guarantees)	8,875	8,638	2.7%
Total	94,806	133,755	-29.1%

The Company ended the quarter with a cash position of R$94.8 million, a reduction of 29.1% over June 30, 2018, mainly due to the payment of R$41 million in dividends and the need to allocate Opex in the new operation, Parceria V.

INVENTORY

(R$ thousand)	12/31/2018	06/30/2018	Change
Soybean	1,176	50,289	-97.7%
Corn	624	6,247	-90.0%
Livestock	37,403	34,053	9.8%
Other crops	1,142	1,153	-1.0%
Agricultural Products	40,345	91,742	-56.0%
Supplies	34,976	11,933	193.1%
Total	75,321	103,675	-27.3%

The Company ended 6M19 with an inventory of 1,100 tons of soybean, 1,700 tons of corn and 21,900 head of cattle. At the end of the 2017/2018 harvest, the Company's inventory was 50,300 tons of soybean, 6,300 tons of corn and 21,000 head of cattle.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Inventories - Cattle Raising	Total Heads	Value (R$/thousand)
In June 30, 2018	20,993	34,053
Aquisition, Birth | Aquisition Expenses	5,241	6,273
Handling Expenses	-	6,390
Sales	(4,186)	(8,703)
Deaths	(148)	(252)
Exchange variation	-	55
Fair value variation	-	(413)
In December 31, 2018	21,900	37,403

INDEBTEDNESS

(R$ thousand)	Expiration	Annual Interest Tax - %	12/31/2018	06/30/2018	Change
Short term
Financing for Agricultural Funding	Oct-19	Pre 6.14 to 7.00	25,810	31,847	-19.0%
Financing for Agricultural Funding (USD)	Nov-19	Pre 8.25	19,306	11,486	68.1%
Financing of Projeto Bahia	Sep-19	Pre 3.50 to 9.00	6,132	3,131	95.8%
Machinery and Equipment Financing	Dec-19	TJLP + 3.73 Pre 8.50 to 11.00	4,029	630	n.a.
Sugarcane Financing	Dec-19	TJLP + 2.70 to 3.38 Pre 6.76 to 10.00	22,005	21,318	3.2%
Debentures	Dec-19	106.50 and 110.00 of CDI rate	1,122	-	n.a.
Sugarcane Plantation Leasing - Parceria III	Nov-18	6.62%	495	1,676	-70.5%
			78,899	70,088	12.6%
Long term			-	-	0.0%
Financing of Projeto Bahia	Nov- 30	Pre 3.50 to 9.00	23,271	27,146	-14.3%
Machinery and Equipment Financing	Jun- 24	TJLP + 3.73 Pre 8.50 to 11.00	1,855	5,411	-65.7%
Sugarcane Financing	Dec- 23	TJLP + 2.70 to 3.38 Pre 6.76 to 10.00	14,189	13,194	7.5%
Debentures	Jul- 23	106.50 and 110.00 of CDI rate	145,974	141,642	3.1%
Sugarcane Plantation Leasing - Parceria IV	Jan- 32	R$/kg 0.6462	20,764	18,539	12.0%
			206,053	205,932	0.1%
Total			284,952	276,020	3.2%

On December 31, 2018 and June 30, 2018, the balance of loans and financing was R$285 million and R$276 million, respectively. The payment of interest and principal totaled R$48.3 million in 6M19.

During the period, R$47.3 million were also disbursed to finance the cost of sugarcane, soybean and corn operations.

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently transforming the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value added crops and to transform these rural properties by investing in infrastructure and technology. In line with our strategy, when we deem a rural property has reached its optimal return, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	425,079	32,252	49,474	50,347	557,152
In June 30, 2018
Acquisitions	-	82	-	17,103	17,185
Reductions	(11,055)	(1,693)	(5,473)	(569)	(18,790)
Transfers	-	7,633	42,417	(49,980)	70
(-) Depreciation/ Amortization	-	(979)	(2,819)	-	(3,798)
Cumulative Translation Adjustment	660	(23)	(513)	756	880
In September 30, 2018	414,684	37,272	83,086	17,657	552,699

On December 31, 2018, we recorded R$17.7 million in ongoing work, which refers to the clearance of areas not yet concluded and other investments in the Chaparral and the Araucária Farms and in Paraguay.

CAPEX – AREA OPENING

(R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Maintenance	3,746	1,521	146.3%	4,899	2,622	86.8%
Opening	2,073	1,065	94.6%	5,509	5,609	-1.8%
Total	5,819	2,586	125.0%	10,408	8,231	26.4%

DEPRECIATION – AREA OPENING

(R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Maintenance	(409)	(571)	-28.4%	(947)	(1,143)	-17.1%
Opening¹	(195)	(2,348)	-91.7%	(1,216)	(4,690)	-74.1%
Total	(604)	(2,919)	-79.3%	(2,163)	(5,833)	-62.9%
(1) During the 2018/2019 haverst year the opening depreciation rate was adjusted

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of the B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Share Performance

On February 5, 2019, BrasilAgro’s shares (AGRO3) were traded at R$16.27, resulting in a market cap of R$925.6 million, while its ADRs (LND) were traded at US$4.36.

HIGHLIGHTS - AGRO3	2Q19	2Q18
Average Daily Trade Volume (R$)	813,156	998,681
Maximun (R$ per share)	16.00	13.45
Mininum (R$ per share)	13.42	11.67
Average (R$ per share)	14.86	12.48
Closing Quote (R$ per share)	15.61	12.52
Variation in the period (%)	15.03%	-6.91%

WEIGHTS AND MEASURES USED IN AGRICULTURE

Weights and Measures used in Agriculture
1 ton	1,000 kg
1 Kilo	2.20462 pounds
1 pound	0.45359 kg
1 acre	0.1840 bushel
1 hectare (ha)	2.47105 acres
1 hectare (ha)	10,000 m2
1 bushel	5.4363 acres

Soybean
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha
1.00 US$/bushel	2.3621 US$/saca

Corn
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 US$/bushel	2.3621 US$/saca

Cattle
1 arroba	~33.1 pounds	15 Kg

INCOME STATEMENT

(R$ thousand)	2Q19	2Q18	Change	6M19	6M18	Change
Revenues from Farm Sales	6,870	-	n.a.	130,205	-	n.a.
Revenues from grains	66,244	104,314	-36%	61,479	15,577	295%
Revenues from sugarcane	10,036	11,215	-11%	117,736	115,347	2%
Deductions from gross revenue	16,925	28,299	-40%	(5,009)	(4,390)	14%
Revenues from leasing	114,614	95,176	20%	8,458	2,547	232%
Revenues from cattle raising	37,918	69,622	-46%	4,065	2,434	67%
Other revenues	153,525	61,993	148%	283	69	310%
Net Sales Revenue	1,768	1,660	7%	317,217	131,584	141%
Change in fair value of biological assets and agricultural products	401,030	372,279	8%	43,396	42,101	3%
Impairment	(287)	(45)	n.a.	(287)	913	n.a.
Net Revenue	89,612	75,659	18%	360,326	174,598	106%
Cost of Farm Sale	37,403	34,053	10%	(23,944)	-	n.a.
Cost of agricultural products sale	18,526	18,226	2%	(159,716)	(114,249)	40%
Selling expenses	491	4,053	-88%	(2,908)	(2,090)	39%
Gross Profit	15,730	32,742	-52%	176,666	60,349	193%
Accounts receivable and other credits	176,179	74,775	136%	(17,083)	(14,790)	16%
Depreciations and amortizations	552,699	557,152	-1%	(276)	(336)	-18%
Personnel expenses	-	-	n.a.	(11,498)	(9,247)	24%
Expenses with services provider	104	86	21%	(2,026)	(2,275)	-11%
Leases and Rents	87,878	84,830	4%	(418)	(296)	41%
Others expenses	1,209	1,403	-14%	(2,865)	(2,636)	9%
Other operating income/expenses, net	890,219	807,320	10%	(517)	(1,244)	-58%
Equity pick up	17	(656)	n.a.	(30)	(1,397)	-98%
Financial result	1,291,249	1,179,599	9%	4,126	7,485	-45%
Financial income	68,479	22,917	199%	203,510	42,997	373%
Interest on Financial Investments	1,693	481	252%	3,752	1,271	195%
Interest on assets	128	812	-84%	239	10,838	-98%
Monetary variations	-	321	-100%	-	321	-100%
Foreign exchange variations on liabilities	11,391	5,180	120%	12,656	5,706	122%
Unwind of present value adjustment	38,026	9,405	304%	113,459	12,347	n.a.
Realized results with derivatives	23,737	1,646	n.a.	37,158	3,616	n.a.
Unrealized results with derivatives	(6,496)	5,072	n.a.	36,246	8,898	307%
Financial expenses	(83,042)	(24,284)	242%	(199,384)	(35,512)	461%
Interest expenses	(83)	(91)	-9%	(181)	(671)	-73%
Bank charges	(526)	(225)	134%	(885)	(329)	169%
Interest on liabilities	(4,618)	(2,795)	65%	(9,459)	(4,718)	100%
Monetary variations	-	(188)	-100%	-	(161)	-100%
Foreign exchange variations on liabilities	(10,252)	(3,536)	190%	(12,448)	(5,642)	121%
Unwind of present value adjustment	(60,037)	(11,485)	423%	(111,501)	(13,756)	n.a.
Realized results with derivatives	(6,009)	(2,613)	130%	(22,785)	(3,894)	485%
Unrealized results with derivatives	(1,517)	(3,351)	-55%	(42,125)	(6,341)	n.a.
Profit (loss) before income and social contribution taxes	10,300	16,957	-39%	160,254	48,313	232%
Income and social contribution taxes	(10,813)	(5,454)	98%	(24,130)	(16,676)	45%
Profit (loss) for the period	(513)	11,503	n.a.	136,124	31,637	330%
Outstanding shares at the end of the period	-	-	n.a.	56,888,916	56,888,916	0%
Basic earnings (loss) per share - R$	-0.01	0.20	n.a.	2.39	0.56	330%

BALANCE SHEET – ASSETS

Assets (R$ thousand)	12/31/2018	06/30/2018	Change
Current assets
Cash and Cash equivalents	66,244	104,314	-36%
Marketable securities	10,036	11,215	-11%
Derivative financial instruments	16,925	28,299	-40%
Trade accounts receivable	114,614	95,176	20%
Inventories	37,918	69,622	-46%
Biologial assets	153,525	61,993	148%
Transactions with related parties	1,768	1,660	7%
	401,030	372,279	7.7%

Non-current assets
Biological assets	37,403	34,053	10%
Marketable securities	18,526	18,226	2%
Derivative financial instruments	491	4,053	-88%
Diferred taxes	15,730	32,742	-52%
Accounts receivable and other credits	176,179	74,775	136%
Investment properties	552,699	557,152	-1%
Investments	104	86	21%
Property, plant and equipment	87,878	84,830	4%
Intangible assets	1,209	1,403	-14%
	890,219	807,320	10.3%

Total assets	1,291,249	1,179,599	9.5%

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	12/31/2018	06/30/2018	Change
Current liabilities
Trade accounts payable and other obligations	84,505	106,445	-21%
Loans and financing	78,899	70,088	13%
Labor obligations	5,944	14,300	-58%
Derivative financial instruments	12,551	10,489	20%
Transactions with related parties	1,898	1,831	4%
	183,797	203,153	-9.5%

Non-current liabilities
Trade accounts payable and other obligations	17,582	11,298	56%
Loans and financing	206,053	205,932	0%
Derivative financial instruments	-	2,145	0%
Provision for legal claims	1,003	1,207	-17%
	224,638	220,582	1.8%

Total liabilities	408,435	423,735	-3.6%

Equity
Capital	584,224	584,224	n.a.
Capital reserves	2,898	1,997	45%
Treasury shares	(35,208)	(35,208)	0%
Profits reserves	153,973	153,973	0%
Proposed additional dividends	-	10,995	-100%
Comprehensive Income	40,803	39,883	2%
Accumulated profit	136,124	-	n.a.
Total equity	882,814	755,864	16.8%

Total liabilities and equity	1,291,249	1,179,599	9.5%

CASH FLOW

(R$ thousand)	6M19	6M18	Change
CASH FLOW OF OPERATIONAL ACTIVITIES
Profit (loss) for the period	136,124	31,637	330%
Adjustments to reconcile net income
Depreciation and amortization	19,761	17,973	10%
Farm Sales Gain	(106,261)	-	n.a.
Residual value of fixed assets	308	201	53%
Written-off in investment properties	10,652	54	n.a.
Equity Pickup	30	1,397	-98%
Gain unrealized results with derivatives	5,879	(2,557)	n.a.
Exchange rate, monetary and financial charges unrealized	5,441	(6,195)	n.a.
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(1,958)	1,409	n.a.
Share based Incentive Plan (ILPA)	901	-	n.a.
Income and social contribution taxes	17,012	15,704	8%
Fair value of biological assets and agricultural products and depletion of harvest	(43,396)	(42,101)	3%
Provision (Reversal) of impairment of agricultural products after harvest	287	(913)	n.a.
Allowance for doubtful accounts	1,244	(425)	n.a.
Provisions for lawsuits	(204)	111	n.a.
	45,820	16,295	181%
Changes in the Short Term Operating Capital
Trade accounts receivable	(1,183)	(16,954)	-93%
Inventories	18,988	(917)	n.a.
Biological Assets	(57,414)	(12,374)	364%
Recoverable Taxes	(2,011)	1,341	n.a.
Derivative Transactions	8,980	2,504	259%
Other assets	(6,195)	(595)	n.a.
Suppliers	7,588	(8,542)	n.a.
Related parties	(45)	(964)	-95%
Taxes payable	(4,091)	(1,646)	149%
Income tax and social contribution	6,284	(568)	n.a.
Labor obligations	(8,347)	(7,154)	17%
Advance from customers	(441)	(4,274)	-90%
Other obligations	(485)	(453)	7%
Net Cash generated by (used in) operating activities	7,448	(34,301)	n.a.
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(13,155)	(13,197)	0%
Additions to property for investments	(17,185)	(11,922)	44%
Redemption of (investment in) marketable securities	3,933	6,236	-37%
Payment of Farm Purchase	-	(7,585)	n.a.
Advances for Future Capital Increases	(48)	-	n.a.
Receivables from farm sale	22,491	3,313	579%
Net Cash generated by (used in) investment activities	(3,964)	(23,155)	-83%
CASH FLOW OF FINANCING ACTIVITIES	-	-	0%
Raising of Loans and financing	47,277	109,215	-57%
Interest from Loans and Financing	(1,892)	(5,040)	-62%
Payment of loans and financing	(46,406)	(55,512)	-16%
Dividends paid	-	(610)	n.a.
Generated (provided) net cash by financing activities	(42,020)	35,080	n.a.
Increase (decrease) in cash and cash equivalents	(38,536)	(22,376)	72%
FX Variation in cash and cash equivalents	466	-	n.a.
Cash and cash equivalents initial balance	104,314	43,798	138%
Cash and cash equivalents final balance	66,244	21,422	209%
	(38,070)	(22,376)	70%

APPENDIX

In accordance with Article 20, item XII, of the Company’s Bylaws, the Board of Directors is responsible for, besides all other duties imposed to it by law or by the Bylaws, to resolve on the acquisition, by the Company, of shares of its own issuing, for maintenance in treasury and/or subsequent cancellation or disposal. The Company approved 3 (three) Share Buyback Programs through Board of Directors’ meetings held on: (i) September 2, 2013; (ii) June 25, 2016; and (iii) the Company’s last Share Buyback Program, approved at the Board of Directors’ meeting held on September 20, 2016, for a period of 18 (eighteen) months ending on March 21, 2018. Currently, there is no Share Buyback Program being held by the Company and the number of shares in Treasury on the base date of December 31, 2018 is 3,086,748.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2019.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer